Exhibit 99.1

NXP Shareholders Approve All Items Proposed Relating To Qualcomm’s Tender Offer

EINDHOVEN, The Netherlands, January 27, 2017 – NXP Semiconductors N.V. (NASDAQ: NXPI) announced that, during an extraordinary general meeting of shareholders (EGM) held today, NXP obtained shareholder approval for all items proposed relating to the previously disclosed tender offer by Qualcomm River Holdings B.V., an indirect wholly owned subsidiary of QUALCOMM Incorporated, to acquire all of the outstanding shares of NXP. These items are described in greater detail in the EGM agenda disclosed previously by NXP and available on NXP’s website (www.nxp.com/investor). All items proposed were adopted at the EGM with approximately 95 percent of the votes cast in favor of the proposals.

On November 18, 2016, Qualcomm River Holdings B.V. commenced a tender offer to acquire all outstanding shares of NXP at a purchase price of $110.00 per share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash. The tender offer is being made pursuant to the Purchase Agreement, dated as of October 27, 2016, by and between Qualcomm River Holdings B.V. and NXP (the Purchase Agreement). The tender offer is scheduled to expire on February 6, 2017, unless extended pursuant to the terms of the Purchase Agreement. Complete terms and conditions of the tender offer are described in the tender offer statement on Schedule TO, which includes the Offer to Purchase and related Letter of Transmittal, that was filed by Qualcomm River Holdings B.V. with the U.S. Securities and Exchange Commission on November 18, 2016, as amended (the Schedule TO).

The matters approved by NXP shareholders at the EGM include approval of certain transactions that are intended to be consummated after the completion of the tender offer. Obtaining NXP shareholders’ approval of certain of the items submitted to a vote at the EGM satisfies a condition to the closing of the tender offer.

Completion of the tender offer remains subject to certain other conditions, including that at least 80% of NXP’s outstanding shares be validly tendered and not withdrawn prior to the expiration of the tender offer (including any extensions) and the receipt of regulatory approvals in certain jurisdictions as described in the Schedule TO. The tender offer will continue to be extended until all conditions are satisfied or waived, or until the tender offer is terminated, in either case pursuant to the terms of the Purchase Agreement and as described in the Schedule TO. The transaction is expected to close by the end of calendar 2017.

About NXP Semiconductors N.V. (NASDAQ: NXPI)

NXP Semiconductors N.V. (NASDAQ: NXPI) enables secure connections and infrastructure for a smarter world, advancing solutions that make lives easier, better and safer. As the world leader in secure connectivity solutions for embedded applications, NXP is driving innovation in the secure connected vehicle, end-to-end security & privacy and smart connected solutions markets. Built on more than 60 years of combined experience and expertise, the company has 44,000 employees in more than 35 countries and posted revenue of $6.1 billion in 2015. Find out more at www.nxp.com.

NXP and the NXP logo are trademarks of NXP B.V. All other product or service names are the property of their respective owners. All rights reserved. © 2017 NXP B.V.

Contacts:
Investors: Jeff Palmer	Media: Jacey Zuniga
Tel: + 1 408 518 5411	Tel: +1 512 895 7398
Email: jeff.palmer@NXP.com	Email: jacey.zuniga@nxp.com

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL ANY COMMON SHARES OF NXP SEMICONDUCTORS N.V. (“NXP”) OR ANY OTHER SECURITIES. QUALCOMM RIVER HOLDINGS B.V. (“BUYER”), AN INDIRECT, WHOLLY OWNED SUBSIDIARY OF QUALCOMM INCORPORATED (“QUALCOMM”), HAS FILED A TENDER OFFER STATEMENT ON SCHEDULE TO, INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS, WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) AND NXP HAS FILED A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH THE SEC WITH RESPECT TO THE TENDER OFFER. THE OFFER TO PURCHASE COMMON SHARES OF NXP IS ONLY BEING MADE PURSUANT TO THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND RELATED DOCUMENTS FILED AS A PART OF THE SCHEDULE TO, IN EACH CASE AS AMENDED FROM TIME TO TIME. THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS OF NXP ARE URGED TO READ THESE DOCUMENTS, AS FILED AND AS MAY BE AMENDED FROM TIME TO TIME, CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT SUCH HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. IN ADDITION, FREE COPIES OF THESE DOCUMENTS MAY BE OBTAINED BY CONTACTING INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE TENDER OFFER, TOLL FREE AT (888) 750-5834 (FOR SHAREHOLDERS) OR COLLECT AT (212) 750-5833 (FOR BANKS AND BROKERS).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

ANY STATEMENTS CONTAINED IN THIS DOCUMENT THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS AS DEFINED IN THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. WORDS SUCH AS “ANTICIPATE”, “BELIEVE”, “ESTIMATE”, “EXPECT”, “FORECAST”, “INTEND”, “MAY”, “PLAN”, “PROJECT”, “PREDICT”, “SHOULD” AND “WILL” AND SIMILAR EXPRESSIONS AS THEY RELATE TO QUALCOMM, BUYER OR NXP ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES CONCERNING THE PARTIES’ ABILITY TO COMPLETE THE TENDER OFFER AND CLOSE THE PROPOSED TRANSACTION, THE EXPECTED CLOSING DATE OF THE TRANSACTION, THE FINANCING OF THE TRANSACTION, THE ANTICIPATED BENEFITS AND SYNERGIES OF THE TRANSACTION, ANTICIPATED FUTURE COMBINED BUSINESSES, OPERATIONS, PRODUCTS AND SERVICES, AND LIQUIDITY, DEBT REPAYMENT AND CAPITAL RETURN EXPECTATIONS. ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THOSE DESCRIBED IN THIS DOCUMENT DUE TO A NUMBER OF IMPORTANT FACTORS. THESE FACTORS INCLUDE, AMONG OTHERS, THE OUTCOME OF REGULATORY REVIEWS OF THE PROPOSED TRANSACTION; THE ABILITY OF THE PARTIES TO COMPLETE THE TRANSACTION; THE ABILITY OF QUALCOMM TO SUCCESSFULLY INTEGRATE NXP’S BUSINESSES, OPERATIONS (INCLUDING MANUFACTURING AND SUPPLY OPERATIONS), SALES AND DISTRIBUTION CHANNELS, BUSINESS AND FINANCIAL SYSTEMS AND INFRASTRUCTURES, RESEARCH AND DEVELOPMENT, TECHNOLOGIES, PRODUCTS, SERVICES AND EMPLOYEES; THE ABILITY OF THE PARTIES TO RETAIN THEIR CUSTOMERS AND SUPPLIERS; THE ABILITY OF THE PARTIES TO MINIMIZE THE DIVERSION OF THEIR MANAGEMENTS’ ATTENTION FROM ONGOING BUSINESS MATTERS; QUALCOMM’S ABILITY TO MANAGE THE INCREASED SCALE, COMPLEXITY AND GLOBALIZATION OF ITS BUSINESS, OPERATIONS AND EMPLOYEE BASE POST-CLOSING; AND OTHER RISKS DETAILED IN QUALCOMM’S AND NXP’S FILINGS WITH THE SEC, INCLUDING THOSE DISCUSSED IN QUALCOMM’S MOST RECENT ANNUAL REPORT ON FORM 10-K AND IN ANY SUBSEQUENT

PERIODIC REPORTS ON FORM 10-Q AND FORM 8-K AND NXP’S MOST RECENT ANNUAL REPORT ON FORM 20-F AND IN ANY SUBSEQUENT REPORTS ON FORM 6-K, EACH OF WHICH IS ON FILE WITH THE SEC AND AVAILABLE AT THE SEC’S WEBSITE AT WWW.SEC.GOV. SEC FILINGS FOR QUALCOMM ARE ALSO AVAILABLE IN THE INVESTOR RELATIONS SECTION OF QUALCOMM’S WEBSITE AT WWW.QUALCOMM.COM, AND SEC FILINGS FOR NXP ARE AVAILABLE IN THE INVESTOR RELATIONS SECTION OF NXP’S WEBSITE AT WWW.NXP.COM. QUALCOMM IS NOT OBLIGATED TO UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS DOCUMENT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES.